UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 3Q 2020 FINANCIAL RESULTS

Consolidated revenue – 64.4 bln rubles (-0.2% compared to 2Q 2020)

EBITDA1 – 9.3 bln rubles (+6% compared to 2Q 2020)

Loss attributable to equity shareholders of Mechel PAO – 26.0 bln rubles

Moscow, Russia – November 19, 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 3Q 2020.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Following weaker financial results in 2Q2020, in the third quarter we have demonstrated stabilized revenue and EBITDA growth even as the markets for coal, our key product, were falling. High sales volumes in the steel division, together with growing prices on several products quarter-on-quarter, as well as lower cost of sales in the mining division, had a positive impact on the dynamics of our results. At the same time, low coal prices and the drop in demand for several types of steel products exerted negative pressure on the dynamics of our results.

“In this reporting period, we faced a challenging situation due to weaker demand and accordingly, weaker prices for metallurgical coals both internationally and domestically, as well as volatile demand for a range of steel products, especially those used in engineering industry and export oriented. Despite that, we do not interrupt our effort to expand our mining equipment fleet and to upgrade our mining division’s washing plants. We also continue equipment repairs at our steel division’s facilities and master output of new types of marketable high value-added products. All our projects currently being implemented also include an ecological component aimed at reducing our operations’ negative impact on the environment.

“These issues are important not only for our steel facilities, but also for our logistical ones. By this year’s end, Port Posiet will have implemented a series of measures that are part of its ecological program, and approximately 1 billion rubles will be invested in it within the next year and a half. As of now, we have invested more than 4 billion rubles into this port, which enabled us to implement here seven out of nine best available technologies. Port Temryuk is also planning to acquire and put into operation additional dust suppressing equipment, and is developing a project for a new runoff treatment system.

“On the whole, I think that the Group has performed well in the third quarter. As the economy recovers from the crisis caused by the spreading coronavirus infection, and all markets see the revival of coal prices and demand for steel products, the Group’s financial results will demonstrate an ever more confident positive dynamics.”

Consolidated Results For The 3Q 2020 and 9M2020

Mln rubles	3Q’ 20	2Q’ 20%		9M’ 20	9M’ 19%
Revenue from contracts with external customers	64,424	64,536	-0.2%	196,197	220,113	-11%
Operating profit / (loss)	6,353	(2,260)	-	12,023	30,787	-61%
EBITDA	9,349	8,852	6%	31,362	44,333	-29%
EBITDA, margin	15%	14%		16%	20%
(Loss) / profit attributable to equity shareholders of Mechel PAO	(25,959)	47,074	-155%	(15,763)	12,174	-229%

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Mechel PAO’s Deputy Chief Executive Officer for Economics and Finance Nelli Galeeva commented:

“Consolidated EBITDA in 9M2020 amounted to 31.4 billion rubles. Loss attributable to Mechel PAO’s shareholders amounted to 15.8 billion rubles. Growing foreign exchange losses on foreign currency liabilities due to a weaker ruble in this reporting period, which grew by 57.9 billion rubles, had a key impact on this result’s dynamics, though it was partly offset by the positive effect from the sale of Elga Coal Complex’s companies.

“The operating cash flow in 3Q2020 went down to 4.8 billion rubles from 8.3 billion rubles in 2Q2020. This was mostly a result of the Group’s major products demand and market environment deterioration, as well as worse cash turnover due to a global economic situation affected by the spreading coronavirus infection in 2020.

“In 3Q2020, the Group’s finance costs went down by 1 billion rubles to 5.4 billion from 6.4 billion rubles in 2Q2020. Over the nine months of 2020, finance costs went down by 6.3 billion rubles or 24% year-on-year. This was due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale and the decrease of the Bank of Russia’s key interest rate.

“The same factors had their impact on the decrease of the amount of interest paid, including capitalized interest and lease interest. In 3Q2020 this indicator amounted to 4.1 billion rubles compared to 7.9 billion rubles in the previous quarter. In 9M2020 the amount of interest paid went down by 5.3 billion rubles year-on-year and reached 18.6 billion rubles.

“As of today, the company’s average debt portfolio cost is 5.5% per annum, average paid interest rate is 5.4% per annum.

“As of September 30, 2020, the Group’s net debt excluding fines, penalties on overdue amounts and options went down by 64.3 billion rubles as compared to December 31, 2019, and amounted to 336.1 billion rubles. This was due to net loan settlement totaling 94 billion rubles, mostly as we repaid loans granted by Gazprombank and VTB Bank with cash received from sale of assets and decreased debt due to the effect of discontinued operations related to disposal of companies comprising Elga Coal Complex for a total of 9.5 billion rubles, and which was partly offset by the foreign exchange loss of 42.7 billion rubles due to the ruble’s weakening against the US dollar and the euro.

“The Net Debt to EBITDA ratio amounted to 8.2 by the end of 3Q2020, as compared to 7.5 at the end of 2019. This growth is due primarily to the growth of the ruble value of the debt’s foreign currency share as the ruble weakened against the US dollar and the euro as of September 30, 2020, compared to December 31, 2019, as well as decreased EBITDA in the past 12 months ending September 30, 2020.

“The debt portfolio’s structure has changed and currently consists of 54% in rubles and the rest in foreign currency. The share of state-controlled banks is 86.7%.”

Mining Segment

Revenue from contracts with external customers in 3Q2020 went down by 6% quarter-on-quarter due to negative price dynamics for nearly all types of coal products. EBITDA in 3Q2020 remained nearly unchanged compared to 2Q2020 as market weakness was offset by lower cost of sales.

Revenue from sales to third parties in 9M2020 went down by 19% year-on-year. The division’s EBITDA in this period went down by 41% year-on-year. This was primarily due to a major decline in prices for all types of coal products as compared to the same period of last year.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“In the third quarter and all nine months of 2020, the division’s financial results were under pressure from weaker coal markets environment, particularly the coking coal market. Average sale prices in 9M2020 on FCA basis went down year-on-year by 41% for coking coal concentrate, 36% for anthracite and PCI and 12% for steam coal and middlings. Even though sales of all types of coal went up noticeably, revenue from sales to external customers went down.

“The new coronavirus epidemic had a major impact on coal prices, as due to quarantine limitations demand for steel and raw materials for steelmaking slumped dramatically in many regions. Limitations on coal imports in China, linked to early quota exhaustion, also had a negative impact on the prices.

“The third quarter was rather volatile for coal. Average sale prices for coking coal in the second quarter remained on the first quarter’s level due to both quarterly contracts on the domestic market and the weaker ruble. However, in the third quarter the fact that external indicators remained at a persistently low level led to a decline in the domestic market’s price quotations, which the average sale prices reflected at once. The coal market revived somewhat in September with the recovery of demand in India and Europe and positive expectations of softening customs limitations in China, but in October this trend came to naught.

“Even with falling demand and prices for the division’s products we do not halt our efforts on restoring and maintaining our production results. Mining in 9M2020 has shown confident growth year-on-year. Production dynamics in 3Q2020 worsened quarter-on-quarter, which was largely due to an extensive repair program implemented on our washing plants in order to improve their stability as mining volumes increase.”

Mln rubles	3Q’ 20	2Q’ 20%		9M’ 20	9M’ 19%
Revenue from contracts with external customers	17,190	18,292	-6%	52,470	65,150	-19%
Revenue inter-segment	8,232	8,364	-2%	24,927	29,733	-16%
EBITDA	6,406	6,388	0%	19,746	33,578	-41%
EBITDA, margin	25%	24%		26%	35%

Steel Segment

In 3Q2020 revenue from sales to external customers went up by 3% quarter-on-quarter. Competitive factors determined this figure’s dynamics. On the one hand, the growth of sales volumes for steel products used in construction had a positive impact on revenue, but on the other hand, the decrease in sales of rails and ferrosilicon proved a negative influence. EBITDA in 3Q2020 went up by 18% quarter-on-quarter, due to increased prices for the construction product range and lower selling and distribution expenses for some products whose sales have gone down.

Revenue from sales to third parties in 9M2020 went down by 8% year-on-year. EBITDA in this reporting period declined by 5% year-on-year. Decreased demand for stampings from railcar manufacturing companies, weaker European markets for engineering and machine tool industry, occurred partly due to the pandemic limitations, as well as the decrease in prices for construction products affected these figures the most.

Mechel Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“After a difficult second quarter, when many of our customers halted or cut down on their operations, in the third quarter we saw a revival of business activity. This led to increased demand for most of our products. As a result, we have a quarter-on-quarter increase in sales of such high value-added products as sections made by Chelyabinsk Metallurgical Plant’s universal rolling mill, stainless flat products and hardware. Sales of other long products and wire rod advanced as well. This enabled us to demonstrate positive dynamics of our financial results. At the same time, the persisting epidemiologic situation did not allow all our clients to recover successfully from the pandemic. Our EU customers have just begun increasing production, while the second wave of limitations is already making a negative influence on them.

“The overall pig iron and steel output, as well as sales of some products such as ferrosilicon have somewhat decreased, which was due to current repairs and overhauls of equipment necessary for maintaining production stability and quality. Apart from the repair program, we continue to replace and upgrade some of our facilities, aiming for better production efficiency, improved environment friendliness and mastering of new types of products. For example, in 3Q2020 Beloretsk Metallurgical Plant received four new draw benches which are due to be launched early next year, as part of its steel wire ropes production facilities’ upgrade program.

“Implementing these measures during the period of general volatility will enable our plants to work more efficiently, expand into new markets and improve their production and financial results after demand for our products revives and the coronavirus limitations are lifted.”

Mln rubles	3Q’ 20	2Q’ 20%		9M’ 20	9M’ 19%
Revenue from contracts with external customers	41,354	40,256	3%	123,754	134,291	-8%
Revenue inter-segment	1,299	1,502	-14%	4,751	4,333	10%
EBITDA	3,022	2,565	18%	10,120	10,656	-5%
EBITDA, margin	7%	6%		8%	8%

Power Segment

Mechel Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s revenue in 3Q2020 remained mostly on the previous quarter’s level. Mild swings were due primarily to seasonal factors. The decrease in EBITDA quarter-on-quarter was due to increased selling and distribution expenses. The division’s revenue for 9M2020 went down by 3% year-on-year mostly due to weaker demand as outside temperatures were milder, as well as weaker business activity due to the adverse epidemiologic situation. EBITDA in 9M2020 doubled year-on-year due to the growth of unregulated capacity prices on the wholesale electric power and capacity market, as well as higher retail markup year-on-year.”

Mln rubles	3Q’ 20	2Q’ 20%		9M’ 20	9M’ 19%
Revenue from contracts with external customers	5,879	5,988	-2%	19,972	20,671	-3%
Revenue inter-segment	3,569	3,711	-4%	11,578	11,368	2%
EBITDA	254	387	-34%	1,542	764	102%
EBITDA, margin	3%	4%		5%	2%

***

Mechel PAO

Alexey Lukashov

Phone: +7 495 221 88 88

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Impairment of goodwill and other non-current assets, net, Net result on the disposal of non-current assets, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of trade and other receivables and payables, net, Write-off of inventories to net realisable value, (Profit) loss after tax for the period from discontinued operations, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	30.09.2020	31.12.2019
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	312,822	370,206
Interest payable	9,948	9,014
Non-current loans and borrowings	2,646	7,205
Other non-current financial liabilities	1,931	48,303
Other current financial liabilities	318	147
less Cash and cash equivalents	(3,728)	(3,509)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	323,937	431,366

Current lease liabilities	8,075	10,353
Non-current lease liabilities	4,057	7,002
Net debt, excluding fines and penalties on overdue amounts	336,069	448,721

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	9m 2020	9m 2019	9m 2020	9m 2019	9m 2020	9m 2019	9m 2020	9m 2019
(Loss) profit attributable to equity shareholders of Mechel PAO	(15,763)	12,174	29,212	9,485	(39,525)	6,033	(1,341)	(909)
Add:
Depreciation and amortisation	10,281	9,884	5,121	4,941	4,804	4,569	356	374
Foreign exchange loss (gain), net	42,649	(15,234)	9,215	(2,355)	33,366	(12,860)	68	(19)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	19,644	25,993	10,140	14,852	10,549	11,251	350	488
Finance income	(769)	(525)	(1,755)	(730)	(389)	(368)	(19)	(24)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and write-off of inventories to net realisable value	5,261	2,381	4,302	1,654	687	469	271	258
(Profit) loss after tax for the period from discontinued operations	(41,609)	4,717	(41,651)	4,866	-	(38)	-	(111)
Net result on the disposal of subsidiaries	49	-	-	-	49	-	-	-
Profit (loss) attributable to non-controlling interests	104	1,253	3	634	(140)	555	241	64
Income tax expense (benefit)	7,862	2,138	4,332	(172)	112	499	(86)	41
Effect of pension obligations	161	120	132	98	25	19	4	3
Other fines and penalties	3,755	1,432	695	305	724	527	1,819	599
Other one-off items	(263)	-	-	-	(142)	-	(121)	-
EBITDA	31,362	44,333	19,746	33,578	10,120	10,656	1,542	764
EBITDA, margin	16%	20%	26%	35%	8%	8%	5%	2%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3q 2020	2q 2020	3q 2020	2q 2020	3q 2020	2q 2020	3q 2020	2q 2020
(Loss) profit attributable to equity shareholders of Mechel PAO	(25,959)	47,074	(3,368)	48,100	(21,487)	7,226	63	(1,605)
Add:
Depreciation and amortisation	3,338	3,325	1,685	1,744	1,538	1,459	116	122
Foreign exchange loss (gain), net	23,710	(14,271)	3,975	(3,464)	19,702	(10,774)	34	(34)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5,379	6,447	2,496	3,339	3,518	3,525	95	118
Finance income	(240)	(177)	(812)	(591)	(154)	(113)	(4)	(6)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and write-off of inventories to net realisable value	(999)	5,364	(605)	4,614	(250)	500	(145)	248
(Profit) loss after tax for the period from discontinued operations	-	(45,355)	-	(45,418)	-	-	-	21
Net result on the disposal of subsidiaries	49	-	-	-	49	-	-	-
(Loss) profit attributable to non-controlling interests	(137)	435	47	49	(260)	291	75	96
Income tax expense (benefit)	3,529	3,645	2,727	(2,313)	(33)	370	168	(331)
Effect of pension obligations	25	100	16	93	8	6	1	1
Other fines and penalties	917	2,265	245	235	533	75	(28)	1,757
Other one-off items	(263)	-	-	-	(142)	-	(121)	-
EBITDA	9,349	8,852	6,406	6,388	3,022	2,565	254	387
EBITDA, margin	15%	14%	25%	24%	7%	6%	3%	4%

*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the nine months ended September 30, 2020
(All amounts are in millions of Russian rubles)

	Nine months ended September 30,	Nine months ended September 30,
	2020	2019
	(unaudited)	(unaudited)

Continuing operations
Revenue from contracts with customers	196,197	220,113
Cost of sales	(124,805)	(138,330)
Gross profit	71,392	81,783

Selling and distribution expenses	(37,058)	(36,121)
Impairment of goodwill and other non-current assets, net	(3,828)	-
Allowance for expected credit losses on financial assets	(517)	(384)
Taxes other than income taxes	(3,733)	(2,741)
Administrative and other operating expenses	(15,009)	(12,299)
Other operating income	776	549
Total selling, distribution and operating income and (expenses), net	(59,369)	(50,996)
Operating profit	12,023	30,787

Finance income	769	525
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(19,644)	(25,993)
Foreign exchange (loss) gain, net	(42,649)	15,234
Share of profit of associates, net	11	32
Other income	281	94
Other expenses	(197)	(397)
Total other income and (expense), net	(61,429)	(10,505)
(Loss) profit before tax from continuing operations	(49,406)	20,282

Income tax expense	(7,862)	(2,138)
(Loss) profit for the period from continuing operations	(57,268)	18,144
Discontinued operations
Profit (loss) after tax for the period from discontinued operations	41,609	(4,717)
(Loss) profit for the period	(15,659)	13,427
Attributable to:
Equity shareholders of Mechel PAO	(15,763)	12,174
Non-controlling interests	104	1,253

Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods, net of income tax	2,615	(1,351)
Exchange differences on translation of foreign operations	2,615	(1,351)

Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax	(9)	(327)
Re-measurement of defined benefit plans	(9)	(327)
Other comprehensive income (loss) for the period, net of tax	2,606	(1,678)
Total comprehensive (loss) income for the period, net of tax	(13,053)	11,749

Attributable to:
Equity shareholders of Mechel PAO	(13,158)	10,502
Non-controlling interests	105	1,247

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of September 30, 2020
(All amounts are in millions of Russian rubles)
	September 30, 2020	December 31, 2019
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	81,541	179,264
Right-of-use assets	12,917	17,728
Mineral licenses	18,591	31,075
Goodwill and other intangible assets	10,435	13,652
Investments in associates	332	321
Deferred tax assets	359	3,648
Other non-current assets	557	553
Non-current financial assets	257	232
Total non-current assets	124,989	246,473

Current assets
Inventories	43,047	39,773
Income tax receivables	46	65
Trade and other receivables	16,767	15,340
Other current assets	8,168	6,982
Other current financial assets	430	363
Cash and cash equivalents	3,728	3,509
Total current assets	72,186	66,032
Total assets	197,175	312,505

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(907)	(63)
Additional paid-in capital	23,410	24,434
Accumulated other comprehensive income (loss)	1,740	(848)
Accumulated deficit	(289,561)	(273,754)
Equity attributable to equity shareholders of Mechel PAO	(260,315)	(245,228)
Non-controlling interests	13,078	11,631
Total equity	(247,237)	(233,597)

Non-current liabilities
Loans and borrowings	2,646	7,205
Lease liabilities	4,057	7,002
Other non-current financial liabilities	1,931	48,303
Other non-current liabilities	267	105
Pension obligations	5,264	4,933
Provisions	4,247	5,238
Deferred tax liabilities	10,478	13,877
Total non-current liabilities	28,890	86,663

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 13,355 million and RUB 11,111 million as of September 30, 2020 and December 31, 2019, respectively	326,177	381,317

Trade and other payables	44,269	38,244
Lease liabilities	8,075	10,353
Income tax payable	10,072	9,161
Taxes and similar charges payable other than income tax	13,155	9,228
Advances received and other current liabilities	5,391	5,816
Other current financial liabilities	318	147
Pension obligations	621	615
Provisions	7,444	4,558
Total current liabilities	415,522	459,439
Total liabilities	444,412	546,102
Total equity and liabilities	197,175	312,505

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the nine months ended September 30, 2020
(All amounts are in millions of Russian rubles)
	Nine months ended September 30,	Nine months ended September 30,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities
(Loss) profit for the period from continuing operations	(57,268)	18,144
Profit (loss) after tax for the period from discontinued operations	41,609	(4,717)
(Loss) profit for the period	(15,659)	13,427
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	10,813	11,268
Foreign exchange loss (gain), net	44,026	(15,889)
Deferred income tax expense (benefit)	6,348	(2,146)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	444	264
Write-off of inventories to net realisable value	814	1,663
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	4,073	615
Finance income	(769)	(534)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	21,352	29,439
Provisions for legal claims, taxes and other provisions	3,050	2,922
Gain on sale of the discontinued operations	(45,580)	-
Other	154	16

Changes in working capital items
Trade and other receivables	(828)	(2,490)
Inventories	(3,988)	(1,706)
Trade and other payables	1,220	3,393
Advances received	(646)	(822)
Taxes payable and other liabilities	5,964	4,025
Other assets	(943)	1,200

Income tax paid	(855)	(2,068)

Net cash provided by operating activities	28,990	42,577

Cash flows from investing activities
Interest received	21	67
Royalty and other proceeds associated with disposal of subsidiaries	-	17
Proceeds from loans issued and other investments	39	313
Proceeds from disposal of the discontinued operations, net of cash disposed	88,979	-
Proceeds from disposals of property, plant and equipment	40	211
Purchases of property, plant and equipment	(3,694)	(4,499)
Interest paid, capitalised	(49)	(194)
Net cash provided by (used in) investing activities	85,336	(4,085)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 33 million and RUB 478 million for the nine months ended September 30, 2020 and 2019, respectively	19,115	7,008
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 168 million and RUB 2,066 million for the nine months ended September 30, 2020, and 2019, respectively	(113,125)	(16,511)
Repurchase of common shares	(844)	-
Proceeds from sale of non-controlling interest in subsidiaries	104	-
Dividends paid to shareholders of Mechel PAO	-	(1,515)
Dividends paid to non-controlling interests	(3)	(7)
Interest paid, including fines and penalties	(18,592)	(23,724)
Repayment of lease liabilities	(1,813)	(1,615)
Effect of sale and leaseback transactions	510	243
Deferred payments for acquisition of assets	(477)	(213)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	-	(361)
Net cash used in financing activities	(115,125)	(36,695)

Foreign exchange loss (gain) on cash and cash equivalents, net	354	(592)
Changes in allowance for expected credit losses on cash and cash equivalents	(25)	4
Net (decrease) increase in cash and cash equivalents	(470)	1,209

Cash and cash equivalents at beginning of period	3,509	1,803
Cash and cash equivalents, net of overdrafts at beginning of period	2,867	380

Cash and cash equivalents at end of period	3,728	2,947
Cash and cash equivalents, net of overdrafts at end of period	2,397	1,589

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 19, 2020